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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2003

TRI-LATERAL VENTURE CORPORATION
(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
Executive Offices

1.    Form of Proxy

2.   Notice of Annual and Extraordinary General Meeting, dated 5/16/2003

3.   Information Circular, dated 5/16/2003

4.   Interim Financial Statements, Three Months Ended 3/31/2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.              Form 20-F XXX       Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Tri-Lateral Venture Corporation -- SEC File No. 0-50112
(Registrant)

Date: June 27, 2003	By /s/ Gregory C. Burnett Gregory C. Burnett, President/CEO and Director

SEC 1815 (11-2002)
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